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                             January 13, 2022

       Danny Yeung
       Director
       Prenetics Global Limited
       Unit 701-706, K11 Atelier King   s Road
       728 King   s Road, Quarry Bay, Hong Kong

                                                        Re: Prenetics Global
Limited
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed December 30,
2021
                                                            File No. 333-260928

       Dear Mr. Yeung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 23, 2021 letter.

       Amendment No. 3 to Registration Statement on Form F-4

       Cover Page

   1. We note your response to prior comment 1. Please revise your cover page to reflect your disclosure on pages 40
and 67 that your auditor is currently not inspected by the PCAOB and that therefore your
shares would potentially become subject to a trading prohibition if you are a
Commission-Identified Issuer for three consecutive years.
       Selected Historical Financial Data of Prenetics, page 46

   2.                                                   We note your response
to comment 4. Please address the following:
                                                            There are
significant adjustments made in the consolidating schedules which are labeled as "Other
Adjustments." Please further clarify in the notes or in another
 Danny Yeung
Prenetics Global Limited
January 13, 2022
Page 2
           manner the nature of these adjustments. Please also separately identify intercompany elimination adjustments;
             The consolidating statements of profit or loss do not separately identify any intercompany amounts. Please advise or revise as necessary;
             In the consolidating statement of profit or loss for the year ending December 31,
           2020, the VIE column shows an other loss of $570,584. Please further clarify the nature of this amount in your disclosures.
Unaudited Pro Forma Condensed Combined Financial Information, page 279

3. We note your response to comment 6. Please correspondingly revise herein and throughout the filing, as necessary, the description of your pro forma financial information to indicate that it is as of September 30, 2021 rather than June 30, 2021. In addition, you state on pages 61, 285 and 289 that for pro forma and historical financial data purposes, the period ended June 30, 2021 is presented as a nine month period which includes the three months ended December 31, 2020 combined with the six months ended June 30,
      2021. However, the disclosure on page 279 indicates the interim information for Prenetics is for the six months ended June 30, 2021. Please revise the filing for consistency.
      Notwithstanding the above, please consider the need to update the financial information throughout the filing for the year ended December 31, 2021 in accordance with Item 8 of the Form 20-F or include in an Exhibit the representations discussed in the Instructions to
      Item 8.A.4 of the Form 20-F.
Consolidated Financial Statements, page F-3

4. Please clarify at the top of the page, at a minimum on pages F-3 through F-7 and pages F-
      52 through F-56, the financial statements presented are for Prenetics Group Limited, for which the auditors' report has been provided.
       You may contact Nudrat Salik at 202-551-3692 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameDanny Yeung
                                                            Division of
Corporation Finance
Comapany NamePrenetics Global Limited
                                                            Office of Life
Sciences
January 13, 2022 Page 2
cc:       Jonathan B. Stone, Esq.
FirstName LastName